Exhibit 99.6

AVALON VENTURES LTD.

Management Discussion and Analysis of Financial Statements
 For the Twelve Months ended August 31, 2008

This Management Discussion and Analysis (“MDA”) of Avalon Ventures Ltd. (the "Company" or “Avalon”) provides analysis of the Company's financial results for the twelve months ended August 31, 2008.  The following information should be read in conjunction with the accompanying audited financial statements and the related notes thereto.

This MDA includes certain statements that may be deemed "forward-looking statements".  All statements in this discussion, other than statements of historical fact, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.

Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that the actual results or developments may differ materially from those projected in the forward-looking statements.  This report is prepared as of November 25, 2008.

Nature of Business and Overall Performance

Avalon Ventures Ltd. is a Canadian junior mineral exploration and development company which is listed on the Toronto Stock Exchange.  The Company seeks to build shareholder value by becoming a diversified producer of rare metals and minerals and expanding the markets for its mineral products.

Avalon operates exclusively in Canada with a primary focus on rare metals and minerals including calcium feldspar, lithium, tantalum, cesium, beryllium, indium, gallium, yttrium and the rare earth elements (“REEs”).  By definition, REEs refers specifically to the lanthanide series of elements (atomic numbers 57 – 71), whereas the term “rare metals” is a more general “umbrella” term that includes the REEs as well as other rare metals including those named above.

The Company is in the process of exploring or developing five of its eight mineral resource properties.  Four of the five active projects (Thor Lake, Separation Rapids, East Kemptville and Warren Township) are rare minerals or rare metals properties that are at an advanced stage with identified mineral resources that are potentially economic, provided that sales contracts with customers can be secured and project financing arranged.  The other project (Red Hill) is a base metal property that is at an early stage where drilling is required to delineate resources.

A positive Preliminary Economic Assessment (“PEA”) on the REE development potential of Thor Lake project was completed in 2007 and this project has become the Company’s top priority due to the large size of the resource and its exceptional enrichment in the “heavy” rare earths, europium through lutetium (“HREE”). The project will be advanced to the pre-feasibility level of analysis in 2009.

Avalon has adopted the Principles and Guidelines for Responsible Exploration being developed by the Prospectors and Developers Association of Canada (“PDAC”), as policy of the Company and made Corporate Social Responsibility (“CSR”) a Company priority. It has applied these principles on the Thor Lake project particularly with respect to its environmental and community engagement practice.

The global financial crisis in 2008 has resulted in reduced demand and dramatically lower prices for most mineral commodities, but many of the rare metals are notable exceptions, with prices remaining relatively stable over the past six months. This is attributable to steady demand for these metals due to their importance in a growing number of applications in technology related to energy efficiency and a cleaner environment. Reduced carbon emissions and less reliance on fossil fuels remain a top policy priority for many governments around the world, which should continue to stimulate demand for rare metals, even in a recessionary environment.

The Company remains well-funded and does not expect that the recent volatility in the capital markets will have a significant impact on its operations.

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following selected financial data for each of the three most recently completed fiscal years are derived from the audited annual financial statements of the Company, which were prepared in accordance with Canadian generally accepted accounting principles.

For the Years Ending August 31,	2008	2007	2006
	$	$	$
Net revenues	357,539	92,446	87,588
Loss before discontinued operations and extraordinary items	1,391,581	903,019	1,287,581
Loss before discontinued operations and extraordinary items, per share basic and fully diluted	0.02	0.02	0.03
Net loss	1,391,581	903,019	1,287,581
Net loss, per share basic and fully diluted	0.02	0.02	0.03
Total assets	24,384,590	9,130,719	6,930,933
Total long term liabilities	-	-	-
Cash dividends	-	-	-

The Company has recorded losses in each of its three most recently completed fiscal years and expects to continue to record losses until such time as an economic resource is identified, developed and brought into profitable commercial operation on one or more of the Company’s properties or otherwise disposed of at a profit.  Since the Company has no revenue from operations, annual operating losses typically represent the sum of business expenses plus any write-offs of mineral properties abandoned during the period.  The Company expects to increase its level of business activity in coming years and consequently investors should anticipate that the Company’s annual operating losses will also increase until a new operation begins to generate cash flow.

Results of Operations

Exploration and Development Activities

Resource property expenditures for the twelve months ended August 31, 2008 totalled $6,161,551, a 148% increase over the level of expenditures in the previous fiscal year ($2,489,443).  Most of these expenditures were incurred on the Thor Lake Rare Metals Project (89%) with the balance being largely incurred on the East Kemptville, Separation Rapids, and Warren Township projects.  The expenditures on Thor Lake and East Kemptville were funded from the flow-through component of the proceeds of the private placement financing completed in November, 2007 while the expenditures on Warren Township and Separation Rapids were funded from working capital.

Resource property expenditures for the three months ended August 31, 2008 totalled $2,107,061, which was a 83% increase over the $1,150,281 incurred during the three months ended August 31, 2007.  The acceleration of the work programs on the Thor Lake project is the primary reasons for this increase.  During the quarter ended August 31, 2008, the Company decided not to fund any further expenditure on its U6 Savant project and accordingly the expenditures incurred to date of $220,774 were written off.

Thor Lake

On the Thor Lake rare metals project, expenditures during the twelve months ended August 31, 2008 totalled $5,472,352.  Most of these expenditures were incurred on the Phase 2 detailed drilling program on the Lake Zone REE deposit which commenced in mid-January, 2008.  As at the date of this report, a total of 16,640 metres in 85 holes had been completed since July, 2007 as follows:

- 13 drill holes totalling 2,511 metres in the fall 2007 Phase 1 Program, to begin to delineate higher-grade sub-zones of REE mineralization within the Lake Zone deposit, and to increase confidence in the HREE content of this mineralization;

- 34 holes totalling 6,447 metres were drilled in the winter of 2008 from the ice of Thor Lake to better define the northern part of the Lake Zone deposit;

- 11 holes totalling 2,277 metres were drilled on close-spacing for the purpose of collecting mineralized material for metallurgical test work and establishing lateral continuity of the mineralized zones; and

- 27 drill holes totalling 5,405 metres were drilled in the summer of 2008 on southern part of the Lake Zone to continue delineating the southern extent of the high-grade Basal Zone (which showed evidence of thickening in this area).

As at the date of this report, assays had been received and reported for the first 58 of these holes with assays for the 27 holes drilled in the summer still to be reported. The results from the 58 holes are presently being used to produce an interim resource estimate of the Basal Zone, a sub-zone situated near the base of the Lake Zone REE deposit that is demonstrating good lateral continuity, consistent enrichment in the HREE and good thicknesses averaging in the order of 20 metres. Overall, the results to date are viewed by management as very encouraging as most holes have intersected significant REE mineralization in the Basal Zone.

Drill production rates improved considerably over the course of the year resulting in a reduced all-in cost per metre and completion of greater number of holes than originally anticipated. The summer drilling program began on June 24, 2008 and was completed on September 20, 2008.  Drilling operations are being carried out under the direct supervision of J.C. Pedersen, P.Geo., and Dr. D. L. Trueman, P.Geo., under the overall direction of the Company’s Vice-President, Exploration, Dr. William Mercer, P.Geo.

Expenditures of $151,365 were incurred for community consultation, environmental, permitting, engineering and regulatory compliance, while $379,032 were incurred for geological and geophysical consulting work done in support of the drilling program. A further $239,383 was incurred for metallurgical studies at SGS Lakefield Research (“SGS”) to design a process flowsheet for beneficiating the REE bearing minerals and to design a hydrometallurgical process for recovering the rare earth oxides from the mineral concentrate. This work began in the third quarter with a QEMSCAN mineralogical assessment which was followed by initiation of bench-scale flotation test work in the fourth quarter on the 800 kilogram bulk sample collected from drill core.

The Company has retained the services of Mr. J. R. Goode, P.Eng., a consulting metallurgist with over 40 years of international experience, to provide oversight on this work. Very preliminary flotation study results reported by SGS are indicating recoveries to an initial bulk cleaner concentrate of about 85% of analysed REE, about 70% of niobium and tantalum, and just over 80% of the zirconium with a fivefold concentration of the main potentially economic elements. Further trials are being undertaken to upgrade this concentrate.

The interim resource estimate for the Basal Zone part of the Lake Zone REE deposit is expected by the end of November, 2008. This will be updated in the new year once all the analytical data from the 27 holes drilled in the summer program has been received, compiled and verified.  This work, combined with the results of the metallurgical studies, preliminary mine engineering, marketing and environmental studies will provide all the data required for completion of a pre-feasibility study (“PFS”) on the deposit in 2009. The contract for the PFS has not yet been awarded.

The Company has placed a high priority on its performance with respect to community, environment, health and safety at Thor Lake. The result is that amongst its employees on site, 3,000 person-days have been worked with just one lost-time accident, while its contractors worked 1,300 person-days with no lost time accidents. Site inspections by government land use and WCB inspectors have generally produced positive reports and any issues raised were addressed immediately. The only significant concern requiring further effort is related to excessive rutting caused locally by the tractor used for drill moves. The problem is being studied and an action plan developed to ensure that in future programs such ground disturbance is reduced to acceptable levels.

In late August, 2008, a program of environmental site remediation work was initiated to clean up waste material and debris left behind by previous operators on the site, that was concluded subsequent to the end of the fiscal year. The cleanup work was carried out under a contract with the Deninu Kue First Nation of Fort Resolution, NWT, consistent with the Company’s policy of maximizing employment opportunities for local communities. To this end, the Company has initiated the development of training programs for local native people in co-operation with the NWT Mine Training Society. These programs will focus on surface diamond drilling and first aid, being two areas where there are chronic labour shortages in the NWT.

Fourteen individuals from local native communities were employed on the project at different times during the 2007-2008 work program. The Company also conducted nine community consultation meetings over the course of the year and six site visits by community members in accordance with its CSR policy. It also held three such meetings subsequent to year-end including one with Chiefs and council of the Yellowknife’s Dene First Nation. This has resulted growing support for the project from local aboriginal community leaders.

Subsequent to the end of the year, the Company received the requisite permits to commence a program of environmental baseline studies on the property, to be carried out by Jacques Whitford AXYS. This initial program, for which fieldwork is now complete, included studying both surface and ground waters, water chemistry in the lakes of the area, aquatic biology, terrane analysis and collecting meteorological data. This work will continue in fiscal 2009.

Warren Township

Expenditures of $107,161 were incurred on the Warren Township Anorthosite Project during the twelve months ended August 31, 2008.  These were mainly related to routine project maintenance costs, on-going permitting efforts and follow-up on the 2007 bulk sampling program and subsequent furnace trial being carried out under the direction of Ian London, P.Eng., Vice President, Corporate Development.

The results of the furnace trial indicated that energy savings in the order of 10% were achieved without any detrimental impacts on the quality or production efficiencies of the glass, an encouraging, although inconclusive, initial result. The trial also demonstrated the Company’s ability to produce and deliver a quality product with high levels of internal consistency despite reliance on untested third parties to carry out the work. Further test work will be required to conclusively determine the longer-term sustainable furnace behaviour, energy savings, glass output and economics.

Discussions continue with the glass manufacturer that hosted the trial as to its longer-term supply plans, and with the glass industry in general as to batch solutions towards reducing energy consumption and the carbon footprints of their furnace operations.  However, the recent downturn in the economy has motivated this glass manufacturer to delay implementation of any new capital spending programs such as that contemplated here with the substitution of a new raw material.

The Company continues its work toward securing a production permit for the Warren Township project under the Aggregate Resources Act of Ontario. This work, being carried out under the direction of Fudge & Associates of North Bay, Ontario, has also included community consultation work in the Foleyet area and with First Nations in the Chapleau area. Negotiation of a Memorandum of Understanding with the Chapleau Cree First Nation was initiated during the year and was expected to be concluded in late 2008. Some issues over the size of the permit area have yet to be resolved with the Ontario Ministry of Natural Resources. There are no specific timelines in place for initiation of any new work programs on the project.

Separation Rapids

During the twelve months ended August 31, 2008, the Company incurred $244,335 in expenditures on the Separation Rapids Lithium-Tantalum Project which is host to the Big Whopper Petalite Deposit.  These costs were mainly related to metallurgical process research and market development work for the Company’s lithium minerals product for which there is continuing encouragement of emerging demand from the glass and ceramics industry in the U.S.

The metallurgical process research work was initiated in order to develop a modified petalite process flowsheet, with the objective of finding a less hazardous alternative to hydrofluoric acid, which was employed in the original process flowsheet. This work was successfully carried out at SGS Lakefield Research by Srdjan Bulatovic, P.Eng. who also developed the original flowsheet. Next steps will involve updating the 1999 pre-feasibility study to reflect the costs associated with the new process flowsheet and developments in the lithium minerals market.

Test quantities of petalite concentrate were also produced for market development work as several companies have recently expressed interest in testing the material for potential application in glass and ceramic formulations. The Company continues to implement a pro-active market development program with the glass and ceramics industry to demonstrate the energy-savings and environmental benefits associated with the use of lithium in its batch formulations. This has involved a number of presentations both in-house and at glass industry conferences and interest is growing along with public pressure for the industry to reduce its greenhouse gas emissions.

The Company has also initiated the process to secure a Mining Lease for the Big Whopper Petalite Deposit and neighbouring lands that may be needed for development work including a perimeter survey. This work is being carried out by Fudge & Associates of North Bay, ON. Both the market development work and the metallurgical research are being carried out under the supervision of Ian London, P.Eng.

East Kemptville

During the twelve months ended August 31, 2008, the Company incurred expenditures totalling $318,597 on the East Kemptville Tin-Rare Metals Project in Yarmouth Co., Nova Scotia, mainly for compilation of historical mine data. During the third fiscal quarter, the Company engaged Wardrop Engineering Ltd. to complete a “Desktop” economic evaluation of the tin-copper-zinc production potential at East Kemptville prior to initiating the proposed Preliminary Economic Assessment (“PEA”). The compilation work is being conducted by Hudgetec Consulting Ltd. (Bruce Hudgins, P.Geo.) of Dartmouth, N.S. (“Hudgetec”), under the supervision of the Company’s Vice-President, Exploration, Dr. William Mercer, P.Geo. The PEA is to be completed by Wardrop Engineering Ltd. This work was funded from the flow-through component of the recent private placement.

The Desktop study by Wardrop was prepared using historic resource estimates produced by mine staff prior to closure in 1992 which have not been audited for compliance with NI 43-101 and therefore the details of the study are not being disclosed. However, it was concluded from the study that at current tin prices, which have recently exceeded US$10/lb, the economics of the project are attractive and that the Company is justified in proceeding with the preparation of a new 43-101 resource estimate and a PEA. Re-sampling of historic drill cores for rare metals such as indium was carried out during the year but assays for most of these samples are still awaited.  These will be incorporated into the new resource estimate, which is now expected during the first quarter of calendar 2009. Preparation of the PEA will commence following receipt of the resource estimate and $250,000 is being budgeted to complete this study in 2009.

During the third fiscal quarter, the Company invested in a recent detailed analysis of the global tin market prepared by an Australian consulting group known as RTM Services Pty Ltd. (“RTM”) with expertise in tin markets. This study concludes that demand for tin from the electronics industry, where it is used in solders in increased amounts to replace lead due to lead toxicity issues, will continue to strengthen while supplies are increasingly constrained due to the lack of new production and declining stockpiles. As a consequence of these factors, RTM forecast that tin prices could reach US$30,000/tonne ($13.60/lb) over the next two years until new supply sources emerge. Longer term, RTM forecast that prices should stabilize between US$15,000 to US$20,000/tonne (US$6.80 and US$9.00/lb), price levels which could potentially support re-development of the East Kemptville Deposit. Tin prices have retreated recently with the rest of the base metals to the lower end of this range. Tin is currently trading on the LME at around $14,500/tonne (US$6.60/lb).

During and subsequent to the quarter ended August 31, 2008, the Company staked 111 new claims located peripheral to the East Kemptville Special License to cover additional potential tin-rare metal targets identified from regional compilation work. These were included with others staked previously around the Special Licence into the Ike’s Ridge project. Some field work was carried out on these targets in August and September, 2008 by Hudgetec, including geochemical sampling done in an effort to screen targets defined through re-processing of airborne magnetic data. These will now require trenching or drilling to determine their significance. This will be considered for 2009 if funding is available. As at August 31, 2008, $81,597 in expenditures had been incurred on these claims.

Red Hill

Expenditures on the Red Hill project during the twelve months ended August 31, 2008 totalled $11,834 for some geological consulting work related to report preparation and work by a consulting geophysicist on the 2007 airborne EM survey data.

A 43-101 compliant technical report compiling all the results of the Company’s 2005 and 2006 drilling programs is in preparation. Approximately $570,000 in additional expenditures will be required on the Red Hill property before December 31, 2008 in order for the Company to exercise its option to acquire a 100% interest in the property.  The Company has requested an extension of time from the property owner to incur the additional expenditures but as at the date of this report, no response had been received to this request.

Management remains focused on the Company’s priority rare metals projects and is seeking potential partners to advance the Red Hill project.

U6 Savant

There was no work conducted on the U6 Savant gold project during the twelve months ended August 31, 2008.  During the quarter ended August 31, 2008, the Company decided not to fund any further expenditure on this project and accordingly the expenditures incurred to date of $220,774 were written off.

Administration

Administrative expenses totalled $2,904,253 for the twelve months ended August 31, 2008 compared to $1,519,313 for the comparable period in 2007.  The increased expenditures generally reflect increased levels of business activity in the Company compared to the previous year.  The main areas of increases were: investor relations and travel due to the continued expansion of the Company’s investor relation programs; salaries and benefits due to increased staff levels and increased compensation awarded to the Company’s President and CEO effective January 1, 2008; transfer and filings relating mainly to the TSX listing fees; and professional fees due to the additional legal and accounting services required for the preparation of the Company’s TSX listing application and the completion of the November, 2007 private placement.  The $153,890 increase in non-cash stock-based compensation expense arose from an increase in the number and value of options earned in fiscal 2008 compared to fiscal 2007.  The fair value of these options is being expensed over the corresponding vesting period.

Interest and financing costs of $81,274 related primarily to Part XII.6 interest payable on the unspent portion of flow-through funds after February 29, 2008, bank charges and a small foreign exchange gain.  Increased cash balances held by the Company resulted in increased interest income of $357,539 for the twelve month period compared with $92,446 for the comparable period in fiscal 2007.

Expenditures on public and investor relations activities for the twelve months ended August 31, 2008 totalled $526,291, a 90% increase over the comparable period in fiscal 2007.  The main areas of increased IR expenditures during the twelve months ended August 31, 2008 were in advertising, investment conference attendance and in the production of several promotional video products to help explain the Company’s business and the Thor Lake project to investors. These were also used for community consultation purposes.

The Company participated in 15 different investment conferences during the year ended August 31, 2008 and four more subsequent to year end held in Hong Kong, Toronto(2) and Frankfurt, Germany.  Over the year, the Company continued its direct marketing efforts to international institutional investors through a series of meetings in New York, Boston, Chicago, Minneapolis, Washington DC, Baltimore, Los Angeles, San Francisco, Geneva and Zurich, all co-ordinated by O & M Partners, the Company’s U.S. IR consultants. In addition, the Company was marketed in Tokyo, Japan in September, 2008 to potential customers for the Company’s REE products and to potential strategic investors in the Thor Lake project.

In 2009, management plans to scale back some of these IR programs targeting retail investors reflecting the downturn in the equity markets and consequent reduced retail investor interest in the resource sector. Instead, the Company will be applying a more strategic approach targeting investors in the still burgeoning renewable energy and clean technology sectors where the rare metals play a key role in enabling many of these new technologies for today’s sustainability-focused society. Also, the Company anticipates that with the disclosure of a new REE resource estimate for Thor Lake and new project engineering data that the Company will soon attract research coverage from independent investment dealers.

During the year ended August 31, 2008, the Company renounced Canadian exploration expenditures of $5,087,500 to the investors in the flow-through private placement completed in November, 2007.  This renunciation resulted in a reduction of the Company’s future income tax assets of $1,373,500 and a corresponding reduction in share capital.  However, as the Company has not recognized its future income tax assets, this amount is recorded as a future income tax recovery on the statement of operations.

Summary of Quarterly Results

The following selected financial data is derived from the unaudited interim financial statements of the Company, which were prepared in accordance with Canadian generally accepted accounting principles.

Fiscal Year	2008				2007
For the Quarters Ended	Aug. 31	May 31	Feb. 29	Nov. 30	Aug. 31	May 31	Feb. 28	Nov. 30
	$	$	$	$	$	$	$	$
Net revenues	100,003	93,778	141,359	22,399	21,066	28,502	24,147	18,731
Income (loss) before discontinued operations and extraordinary items	(872,767)	(638,340)	(787,411)	906,937	(445,335)	184,396	(251,702)	(390,378)
Income (loss) before discontinued operations and extraordinary items, per share, basic and fully diluted	(0.01)	(0.01)	(0.01)	0.02	(0.01)	-	-	(0.01)
Net income (loss)	(872,767)	(638,340)	(787,411)	906,937	(445,335)	184,396	(251,702)	(390,378)
Net income (loss), per share, basic and fully diluted	(0.01)	(0.01)	(0.01)	0.02	(0.01)	-	-	(0.01)

During the quarters ended November 30, 2007 and May 31, 2007, future income taxes recoveries, related to completed flow-through financings, were recorded in the amounts of $1,373,500 and  $488,250, respectively.  Other fluctuations on quarterly income (loss) are primarily attributable to stock-based compensation expenses recognized on stock options earned by directors, officers, employees and consultants of the Company and the write-downs of resource properties.  The costs of resource properties are written down at the time the properties are abandoned or considered to be impaired in value.

Administrative expenses incurred during the three months ended August 31, 2008 totalled $744,403, a 51% increase over the amount incurred during the comparable quarter in fiscal 2007.  Stock-based compensation accounts for $196,781 of this total, compared with $167,221 in 2007. The main areas of increased administrative expenditures were consulting fees, salaries and benefits, and travel.  The increases in these areas reflect the increase in the level of business activities of the Company, the increased number of senior staff, and the expanded public and investor relations programs resulting in higher travel expenses.

Expenditures during the quarter totalled $112,025, a 19% increase compared to the same quarter in 2007 ($94,342). This reflects the expansion of the Company’s investor relations programs (“IR”) as a part of an overall effort to increase the Company’s profile in the marketplace and attract new investors.

During the three months ended August 31, 2008, the Company launched a new investor relations initiative wherein the Company retained outside consultants to prepare research reports or commentary pieces which are used to market the Company to institutional investors. Publications were completed by Cronus Capital Markets, ProActive Investors, Mickey Fulp, “The Mercenary Geologist” (who visited Thor Lake in June) and subsequent to year-end, Arrowhead Business & Investment decisions.

Liquidity and Capital Resources

In management’s view, given the nature of the Company’s operations, which consist of the exploration and evaluation of mining properties, the most relevant financial information relates primarily to current liquidity, solvency, and planned property expenditures.  The Company’s financial success will be dependent on the economic viability of its resource properties and the extent to which it can discover new mineral deposits.  Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine.  The sales value of any mineralization discovered by the Company is largely dependent on factors beyond the Company’s control, including the market value of the metals and minerals to be produced.  The Company does not expect to receive significant revenue from any of its properties until 2011 at the earliest.

On November 22, 2007 the Company completed a brokered private placement, resulting in net proceeds of $15,527,155, as more fully described under “Outstanding Share Data”.

As at August 31, 2008, the Company had working capital of $10,132,228 (including investments of $3,943) and cash and cash equivalents on hand of $10,738,700.

The Company’s current operating expenditures, excluding expenditures on resource property work programs, are approximately $180,000 per month.  As at the date of this report, the Company’s current anticipated expenditures on its fiscal 2009 work programs  is estimated at approximately $3,000,000, with most of these expenditures being allocated to the Thor Lake REE project for the Pre-feasibility study and further definition drilling. This budget could be adjusted depending on the availability of new financing in 2009.

The Company’s present cash resources are sufficient to meet all of its current contractual obligations for at least the next eighteen months.  The Thor Lake, Warren Township, Separation Rapids and Lilypad Lakes properties are all 100% owned by the Company with minimal holding costs, the most significant being annual lease rental fees on Thor Lake of $15,422.

Under the terms of the East Kemptville special licence, the Company has optional expenditure obligations totalling $2.5 million over three years and it is currently in good standing. Approximately $750,000 in additional expenditures is required before August 1, 2009. It is presently estimated that the Preliminary Economic Assessment planned for 2009, will cost no more than $250,000 to complete. Accordingly, the Company plans to request an extension of time to incur the balance of the expenditures required before August 1, 2009.

The Red Hill property is held under option from Teck Cominco Limited (“TCL”) and the agreement is currently in good standing until December 31, 2008.  Further expenditures of approximately $570,000 on this project are required by December 31, 2008 to exercise the options to acquire 100% interest in this property.  The Company has requested an extension of time from TCL to incur the additional expenditures, but as at the date of this report, no response had been received to this request.  Although the Company has the funds available to do this work, it is management’s intention to seek partners to continue advancing this project in fiscal 2009.

A joint venture with an industry partner or end-user may represent an attractive alternative for financing the more advanced stages in the development of any of the Company’s four advanced rare metals projects at Separation Rapids, Thor Lake, East Kemptville, or Warren Township projects, when capital requirements become relatively large.

The Company has an operating lease for its office premises.  As at November 13, 2008, the minimum lease commitments under this lease are as follows:

2009	$66,643
2010	$88,858
2011	$88,858
2012	$29,619

Corporate Social Responsibility (“CSR”)

In 2008, the Company adopted the Principles and Guidelines for Responsible Exploration being developed by the Prospectors and Developers Association of Canada (PDAC) as policy of the Company. In addition, the Company follows the Guidelines established by PDAC for environmental best practice under its E3 program (“Environmental Excellence in Exploration”). Specifically, the Company has committed to the following as core principles of its exploration and development programs:

•	Open, honest and regular dialogue with local communities
•	Minimizing impacts on the land
•	Sustainability…beginning at the earliest stages of exploration and extending through mine closure
•	The environment and workplace health and safety
•	Hiring local people and promoting training programs
•	Partnerships to provide lasting benefits

Going forward, the Company will be reporting on its performance against these principles as part of its continuous disclosure practice, beginning with the disclosure on the Thor Lake project in this MDA and will continue by enhancing its public disclosure on its sustainability practice generally on the corporate website.

To achieve a high level of performance with respect to these CSR principles the Company has formed an Advisory Committee to the Board of Directors on all matters relating to CSR. The Advisory Committee presently has three members with relevant experience in these areas and is chaired by Dr. William Mercer, Avalon’s VP Exploration. Through PDAC, Dr. Mercer is a well-known advocate for best practice in the mineral exploration industry, where he sits on the PDAC’s CSR and E3 committees and is the Chair of the  Health and Safety committee. Avalon’s Advisory Committee members are:

Chief Glenn Nolan of the Missanabie Cree First Nation in Northern Ontario, who in addition to his duties as a community leader, serves as Second Vice President of PDAC and co-chairs its Aboriginal Affairs committee. Chief Nolan is also the president of Learning Together, a not-for-profit organization committed to educating northern aboriginal communities on the economic opportunities presented by the mineral industry.

Mr. Jean Cinq-Mars is a wildlife biologist with a Masters degree in Public Administration and past experience with the Canadian Wildlife Service and Wildlife Habitat Canada. He also served as Head of the Pollution Prevention and Control Division of OECD and Director (Pollution Control) at Environment Canada.

Mr. Denis Kemp is a Minerals Engineer with over 40 years experience in the mining and metallurgical industry, including service as Director, Environmental Development; for Falconbridge Ltd. where he was responsible for development and implementation of Sustainable Development policies consistent with Falconbridge’s Code of Ethics.

The Advisory Committee met twice during the year to review and comment on the Company’s CSR practice: once for an initial orientation session and later in the context of a site visit to the Thor Lake project with management and board members in July, 2008.

Off Balance Sheet Arrangements

As at August 31, 2008, the Company had no material off balance sheet arrangements such as guaranteed contracts, contingent interests in assets transferred to an entity, derivative instrument obligations or any instruments that could trigger financing, market or credit risk to the Company.

Transactions with Related Parties

All transactions with related parties are in the normal course of business and are measured at the exchange amount.  During the twelve months ended August 31, 2008, the Company:

a)	incurred consulting fees of $9,750 with an officer and director, which were deferred as resource property costs;

b)	incurred accounting fees of $72,000 with an accounting firm in which an officer is the principal. As at August 31, 2008, accounts payable included $27,133 payable to this accounting firm;

c)
incurred consulting fees of $125,300 with a company owned by an officer of the Company, which were deferred as resource property costs.  As at August 31, 2008, accounts payable included $16,170 payable to this company; and

d)	issued 75,000 flow-through common shares to directors and officers pursuant to a private placement as described under “Outstanding Share Data”.

Proposed Transactions

With four active projects, the Company is not aggressively searching for new mineral property acquisition opportunities at the present time and there are no proposals for new projects under active consideration.  However, management is always interested in evaluating potential transactions or business combinations that are of possible long term strategic value.  The Company may consider completing a flow-through type equity offering before December 31, 2008, should such financing become available on reasonable terms.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the value of stock-based compensation and the Company’s estimate of recoverable value of its resource properties.  These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors, including the market value of the Company’s shares and the financial objectives of the stock-based instrument holders.

The Company’s recoverability of the recorded value of its resource properties is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is dependent on a number of factors, including environmental, and legal risks, the existence of economically recoverable reserves, and the ability of the Company to obtain necessary financing to complete the development and future profitable production of its properties or to secure any proceeds from their disposition..

Changes in Accounting Policies Including Initial Adoption

On September 1, 2007 the Company adopted the new recommendations of the CICA’s Handbook Section 1506, “Accounting Changes”. Under these new recommendations, voluntary changes in accounting policy are permitted only when they result in the financials statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and requires enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.  These recommendations also require the disclosure of new primary sources of generally accepted accounting principles that have been issued but not yet effective.

The impact that the adoption of this section will have on the Company’s financial statements will depend on the nature of future accounting changes, and the required additional disclosure on Recent Accounting Pronouncements is disclosed in the notes to the annual and interim financial statements.

Recent accounting pronouncements issued and not yet effective:

Capital Disclosures

CICA Handbook Section 1535, Capital Disclosures, requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.  This standard is effective for the Company for the interim and annual financial statements beginning on September 1, 2008.  The Company has not yet determined the impact that the adoption of this change will have on the disclosure in its financial statements.

Financial Instruments Disclosures

CICA Handbook Section 3862, Financial Instruments - Disclosures, increases the disclosures currently required that will enable the users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value.  In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about liquidity risk and market risk.  The quantitative disclosures must also include a sensitivity analysis for each type of market risk to which an entity is exposed, showing how net income and other comprehensive income would have been affected by reasonably possible changes in the relevant risk variable.  This standard is effective for the Company for the interim and annual financial statements beginning on September 1, 2008.  The Company has not yet determined the impact that the adoption of this change will have on the disclosure in its financial statements.

Financial Instruments Presentation

CICA Handbook Section 3863, Financial Instruments - Presentation, replaces the existing requirements on presentation of financial instruments which have been carried forward unchanged to this new section.  This standard is effective for the Company for the interim and annual financial statements beginning on September 1, 2008.  The Company does not expect the adoption of this standard to have a material impact on presentation in its financial statements.

International Financial Reporting Standards (“IFRS”)

The CICA plans to incorporate IFRS into the CICA Handbook as a replacement for current Canadian Generally Accepted Accounting Principles for most publicly accountable enterprises effectively for fiscal years beginning on or after January 1, 2011. The transition date of September 1, 2011 for the Company will require restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2010.  While the Company has began assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Financial Instruments and Other Risk Factors

The Company's financial instruments consist of cash and cash equivalents, receivables, investments available for sale, and accounts payable.

Management does not believe these financial instruments expose the Company to any significant interest, currency or credit risks arising from these financial instruments.  The fair market values of cash and cash equivalents, receivables and accounts payable approximate their carrying values.  Investments available for sale are carried at fair market value.

In conducting its business, the principal risks and uncertainties faced by the Company relate to exploration and development success as well as metal prices and market sentiment to a lesser extent.

Exploration for minerals and development of mining operations involve significant risks, many of which are outside the Company's control.  In addition to the normal and usual risks of exploration and mining, the Company often works in remote locations that lack the benefit of infrastructure and easy access.

The prices of metals fluctuate widely and are affected by many factors outside of the Company's control.  The relative prices of metals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies.  The Company relies on equity financing for its long term working capital requirements and to fund its exploration programs.  The Company does not anticipate using existing funds to put any of its resources interests into production from its current financial resources.  There is no assurance that other forms of financing will be available to the Company, or that it will be available on acceptable terms.

An additional risk factor that has developed over the past two years is access to adequate human resources to carry out work programs, particularly skilled professionals for which there is currently an industry-wide shortage, which can cause delays completing work programs on schedule and in meeting program budgets. This risk factor is becoming less significant with the economic downturn resulting in job losses and increased availability of human resources.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of August 31, 2008.  Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures, as defined in Multilateral Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings, are designed effectively to ensure that the information required to be disclosed in reports that are filed or submitted under Canadian securities legislation are recorded, processed, summarized and reported within the time period specified in those rules.

During the process of review and evaluation, it was determined that the Company’s disclosure controls and procedures are operating effectively as at August 31, 2008.

Design of Internal Controls

The Company evaluated the design of its internal controls and procedures over financial reporting, as defined under Multilateral Instrument 52-109, for the year ended August 31, 2008. This evaluation was performed by the Chief Executive Officer and the Chief Financial Officer, with the assistance of other corporate personnel to the extent necessary or appropriate. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design of these internal controls and procedures over financial reporting was effective.

The Company has very limited administrative staffing and in many instances, the implementation of internal controls relying on segregation of duties is not possible. The Company relies on senior management review and approval to ensure that the controls are as effective as possible.

There has been no change in the Company’s internal control over financial reporting during the quarter ended August 31, 2008.

Outstanding Share Data

a)	Common and Preferred Shares

The Company is presently authorized to issue an unlimited number of common shares without par value.  The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued.

As at August 31, 2008 and the date of this report, the Company had 64,649,748 common shares issued and outstanding.

During the twelve months ended August 31, 2008, the Company:

i)
completed a private placement (the “Offering”) comprised of the issuance of 7,610,000 units (the “Units”) at a price of $1.55 per unit and 2,750,000 flow-through common shares at a price of $1.85 per share (of which 75,000 flow-through common shares were issued to directors and officers of the Company) for gross proceeds of $16,883,000.  Each Unit consists of one common share and one-half of one common share purchase warrant.  Each whole warrant entitles the holder to purchase one common share at an exercise price of $2.00 per share until May 22, 2009.

The estimated fair value of the warrants totalled $1,634,248 and this amount has been allocated to the warrant component of the Units.

In consideration for the services of the agents of the Offering, the Company paid commissions and advisory fees of $1,121,650 in cash and granted compensation options to the agents to acquire up to 725,000 Units (the “Agent’s Compensation Options”) at a price of $1.55 per Unit, exercisable until November 22, 2009.  Any warrants issued pursuant to the exercise of the Agent’s Compensation Options will expire on May 22, 2009.  No warrants will be issued upon any exercise of the Agent’s Compensation Options after May 22, 2009.

The estimated fair value of the Agent’s Compensation Options totalled $425,720.

The Company also paid other cash issuance costs of $234,195 in connection with the Offering.

The total transaction costs of $1,781,565 (including cash commissions and advisory fees, the estimated fair value of the Agent’s Compensation Options and other cash issuance costs) has been allocated to the common shares and the warrants on a pro rata basis based the fair values of the common shares and the warrants.

ii)
issued 1,414,125 non-flow-through common shares pursuant to the exercise of an equivalent number of common share purchase warrants for cash proceeds of $1,317,769.  The estimated fair value at issuance of these warrants was $322,543, and this amount has been added to the recorded value of the issued shares.

iii)
issued 747,500 non-flow-through common shares pursuant to the exercise of an equivalent number of stock options for cash proceeds of $265,500.  The estimated fair value at issuance of these options was $215,320, and this amount has been added to the recorded value of the issued shares.

b)	Warrants

As at August 31, 2008 and the date of this report, the Company had an aggregate of 3,805,000 warrants outstanding with a weighted average exercise price of $2.00.

c)	Options

As at August 31, 2008, the Company had an aggregate of 4,327,500 incentive stock options outstanding with a weighted average exercise price of $1.13.  As described above, the Company also had Agent’s Compensation Options outstanding to purchase up to 725,000 Units at a price of $1.55 per Unit, exercisable until November 22, 2009.

Subsequent to the year ended August 31, 2008 the Company granted 32,000 stock options to a consultant.  Each option entitles the holder to purchase one common share of the Company at a price of $1.86 per share until September 1, 2010.  These options vest at the rate of 25% every three months following September 1, 2008.

Other Information

Additional information on the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.avalonventures.com.